FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of May 2000

                             STMicroelectronics N.V.

                 -----------------------------------------------
                 (Translation of registrant's name into English)

           Route de Pre-Bois, ICC Bloc A, 1215 Geneva 15, Switzerland

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---       ----

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosure:

          A press release dated May 5, 2000 announcing that STMicroelectronics is to acquire Nortel Networks' silicon semiconductor production operations in Ottawa and to sign a multi-year strategic agreement for US$2 billion of semiconductor supplies.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2000                          STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer

                                                                    PR No. C867H

             STMicroelectronics to Acquire Nortel Networks' Silicon
          Semiconductor Production Operations in Ottawa and to Sign a
                Multi-Year Strategic Agreement for US$2 Billion
                           of Semiconductor Supplies

Geneva (Switzerland), May 5, 2000 - STMicroelectronics (NYSE: STM) today announced the acquisition of Nortel Networks' silicon semiconductor production operations located in Ottawa, Ontario, Canada.

Upon completion of the acquisition, which is scheduled for late second quarter or early third quarter this year, the two companies will enter into a six-year supply agreement -- valued at up to an estimated US$2 billion over the first three years of its term -- whereby ST will supply to Nortel Networks silicon semiconductor devices. The companies will also enter into a development agreement regarding technology and product maintenance and development, whereby Nortel Networks and ST will work to develop new silicon semiconductor technologies and products to rapidly meet Nortel Networks' customer demands. Certain of these agreements will include licensing to ST of specific Nortel Networks silicon semiconductor manufacturing technologies and processes used to manufacture the semiconductor devices required by Nortel Networks. STMicroelectronics will also bring to the relationship its proprietary set of technologies, suitable for System-on-Chip implementation, and ensure that its technology roadmap will keep these technologies and derived semiconductor devices evolving to meet its customers' requirements. The new devices will be used in a variety of Nortel's networking solutions and services supporting voice, video and data networking communications for optical networks, carrier networks, broadband access networks, switching systems, and for enterprise connectivity.

This new agreement represents the evolution of an ongoing relationship between the two companies, which have worked together successfully in implementing a similar agreement signed in 1993.

For Nortel Networks, today's announcement marks the continuation of the company's strategy to create the networking industry's most powerful manufacturing and supply chain capability by leveraging its world-class competencies with those of its external manufacturing suppliers.


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STMicroelectronics                                                           2/3


Barbara Callaghan, Vice-President and General Manager, Nortel Networks, said:
"Today's agreement and the ongoing relationship with ST enable Nortel Networks to leverage the capabilities of a world-class external manufacturing supplier. This provides us with greater ability to focus on our core business of developing quality systems and services for the high performance Internet."

With this new agreement, STMicroelectronics is pursuing its strategy of working very closely with strategic customers, in order to combine their system knowledge with its own semiconductor expertise and design the most efficient silicon semiconductor devices for these applications.

Under the terms of the agreement, approximately 470 Nortel Networks employees will receive offers of employment from ST. No job losses are anticipated as a result of today's announcement.

ST will also provide security of supply to Nortel Networks, based on its worldwide, technologically advanced, cost efficient manufacturing facilities, with 18 manufacturing sites in nine countries.

Commenting on the agreement, Aldo Romano, Corporate Vice-President and General Manager of the TPA Group (Telecom, Peripherals and Automotive) at STMicroelectronics, said: "I am particularly happy to see that our business ties with Nortel Networks keep expanding. This new agreement will cover a variety of application fields, and the field of high-speed optical networks, where Nortel Networks is an undisputed leader, is certainly of particular interest to the market. I look at it as a continuation of our close working relationship, which we hope will expand beyond the contractual six years. Our strategy of forging very close relationships with key customers continues to be an important factor in the success of St. Today also gives me the opportunity to welcome talented employees of Nortel Networks to our growing ST family."

The asset purchase agreement is expected to generate gross proceeds of approximately US$ 100 million, subject to purchase price adjustments and the achievement of certain milestones that will result in earn-out payments to Nortel Networks.



SOME OF THE ABOVE STATEMENTS ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES. IN ADDITION TO FACTORS DISCUSSED ABOVE, AMONG THE OTHER FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY ARE THE
FOLLOWING: GENERAL BUSINESS AND ECONOMIC CONDITIONS SUCH AS POSSIBLE FUTURE FINANCIAL TURBULENCE; THE CYCLICALITY OF THE SEMICONDUCTOR AND ELECTRONIC SYSTEMS INDUSTRIES; CAPITAL REQUIREMENTS AND THE AVAILABILITY OF FUNDING; COMPETITION; EXCESS OR OBSOLETE INVENTORY AND VARIATIONS IN INVENTORY VALUATION; NEW PRODUCT DEVELOPMENTS, INCLUDING ACCEPTANCE OF NEW PRODUCTS BY PARTICULAR MARKET SEGMENTS; NEW TECHNOLOGY DEVELOPMENTS; MANUFACTURING RISKS; CHANGES IN CUSTOMER ORDER PATTERNS, INCLUDING LOSS OF KEY CUSTOMERS, ORDER


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STMicroelectronics                                                           3/3

CANCELLATIONS OR REDUCED BOOKINGS; INTELLECTUAL PROPERTY DEVELOPMENTS; INTERNATIONAL EVENTS AND CURRENCY FLUCTUATIONS; PROBLEMS IN OBTAINING ADEQUATE RAW MATERIALS AND/OR OTHER SUPPLIES FROM THIRD PARTIES IN SUFFICIENT QUANTITIES AND ON A TIMELY BASIS AND THE LOSS OF KEY PERSONNEL. UNFAVORABLE CHANGES IN THE ABOVE OR OTHER FACTORS LISTED UNDER "RISK FACTORS" FROM TIME TO TIME IN THE COMPANY'S SEC REPORTS, INCLUDING THE PROSPECTUS DATED SEPTEMBER 16, 1999 COULD MATERIALLY AFFECT THE COMPANY.

About STMicroelectronics

STMicroelectronics (formerly SGS-THOMSON Microelectronics) is a global independent semiconductor company, whose shares are traded on the New York Stock Exchange, on the ParisBourse and the Milan Stock Exchange. The Company designs, develops, manufactures and markets a broad range of semiconductor integrated circuits (ICs) and discrete devices used in a wide variety of microelectronic applications, including telecommunications systems, computer systems, consumer products, automotive products and industrial automation and control systems. In 1999, the Company's net revenues were $5.056 billion and net earnings were $547 million. Further information on ST can be found at www.st.com



For further information, please contact:

STMicroelectronics
Maria Grazia Prestini                  Alessandro Brenna
Corporate Press Relations Manager      Director of Investor Relations for Europe
Tel: +39.039.603.59.01                 Tel: +33.4.50.40.24.78
Tel: +33.4.50.40.25.32                 Fax: +33 4 5040 2580
Fax: +33.4.50.40.25.40                 Alessandro.brenna@st.com
Mariagrazia.prestini@st.com            ------------------------
---------------------------

Morgen-Walke Europe
Lorie Lichtlen                         Jean-Benoit Roquette
Media Relations                        Investor Relations
Tel : +33.1.47.03.68.10                Tel: +33.1.47.03.68.10
llichtlen@mweurope.com                 jbroquette@mweurope.com